77 West Wacker Drive Suite 4600 Chicago, Illinois 60601 312-634-8100

September 30, 2024

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mindy Hooker and Kevin Stertzel

Re:	Archer-Daniels-Midland Co

Form 10-K for Fiscal Year Ended December 31, 2023

Response dated June 12, 2024

File No. 001-00044

Dear Ms. Hooker and Mr. Stertzel:

Archer-Daniels-Midland Company (the “Company” or “we” or “our”) is pleased to submit the following response to the comments of the Commission Staff (the “Staff”) as set forth in your letter to the Company dated September 5, 2024, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2023 (the “10-K”), filed on March 12, 2024, and the Company’s June 12, 2024 response to your comments from May 22, 2024. For convenience, each of the Staff’s comments is set forth herein, followed by the Company’s response in bold.

Form 10-K for Fiscal Year Ended December 31, 2023

Notes to the Consolidated Financial Statements

Note 17. Segment and Geographical Information, page 106

1.

Comment: We note you disclose an amount of “Gross Revenues” for each of your reportable segments, in addition to “Revenues from external customers” and “Intersegment Revenues”. Please tell us why you disclose “Gross Revenues” for each of your reportable segments and your basis for disclosure under ASC 280.

Response: We presented “Gross Revenues” for each of our reportable segments as a supplemental revenue disclosure, in addition to “Revenues from external customers” and “Intersegment revenues.” We note that ASC 280 requires the latter two disclosures. The amount of “Gross Revenues” reflects the total amount of revenues from external customers and intersegment revenues that are generated through each of our reportable segments. In light of the Staff’s comment, though, we have decided to discontinue the reporting of “Gross Revenues” for each of our reportable segments in future filings.

77 West Wacker Drive Suite 4600 Chicago, Illinois 60601 312-634-8100

2.

Comment: ASC 280-10-50-30(b) requires the total of the reportable segments’ measures of profit or loss be reconciled to the public entity’s consolidated income before income taxes and discontinued operations. In this regard, we note your reconciliations do not total the reportable segments’ amounts as the starting point, but present an amount of “Total segment operating profit” that includes the reportable segments, “Other” and certain reconciling items. Please revise your reconciliations accordingly. Further, “Total segment operating profit” does not appear to be required by US GAAP, and accordingly, appears to be a non-GAAP measure that should be removed. If you intend to continue disclosing this measure outside the financial statements, such as on page 40, tell us how you have complied with Item 10(e) of Regulation S-K and Regulation G, as applicable. Please similarly revise other required reconciliations, such as reportable segments’ revenues and assets, to start with the total of the reportable segments’ amounts. See ASC 280-10-50-30(a), (c), and (d).

Response: We respectfully acknowledge the Staff’s comment. We are preparing updates to our segment footnote presentation in connection with the upcoming effectiveness of the updates to Accounting Standards Codification 280, which we will reflect in our upcoming Form 10-K for fiscal year 2024. In connection with those updates, we will further revise our reconciliation of the total of each reportable segment’s measures of operating profit or loss to the Company’s consolidated income before income taxes (presented as “Earnings before income taxes” in the Company’s consolidated financial statements) by:

i.

presenting “Total segment operating profit” as equal to the sum of the three reportable segments’ measures of profit or loss (i.e. as a sum of segment operating profit of each of Ag Services and Oilseeds, Carbohydrate Solutions, and Nutrition); and

ii.	then presenting “Other” and certain reconciling items beneath “Total segment operating profit” to arrive at, and to reconcile “Total segment operating profit” to, “Earnings before income taxes.”

We will similarly revise our reconciliations of the reportable segments’ amounts for every other significant item of information disclosed in the segment footnote, including the total reportable segments’ revenues, assets and other significant items. For example, we will include a “Total segment revenues” and “Total segment assets” subtotal for the total of the reportable segments’ revenues and assets, respectively, followed by any applicable reconciling items to arrive at, and to reconcile to, corresponding amounts in the Company’s consolidated financial statements.

77 West Wacker Drive Suite 4600 Chicago, Illinois 60601 312-634-8100

As reflected in our most recent Form 10-Q and earnings release for the second quarter of 2024, we have revised our presentation of “Total segment operating profit” outside of the financial statements to treat such measure as a non-GAAP financial measure that is presented after, and reconciled to, “Earnings before income taxes,” the most directly comparable GAAP measure. In our upcoming Form 10-K for fiscal year 2024, we will, of course, make any necessary conforming changes to reconciliations of “Total segment operating profit” to “Earnings before income taxes” that are presented outside of the financial statements to align with the reconciliation-related changes discussed in the preceding paragraph.

I trust that this letter responds adequately to the Staff’s concerns. If we can facilitate the Staff’s review of this response, or if the Staff has any questions on any of the information set forth herein, please do not hesitate to contact me at 217/451-3144 or Molly.StraderFruit@adm.com.

Sincerely,

/s/ Molly Strader Fruit
Molly Strader Fruit
Vice President
Corporate Controller